UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Receipt of Nasdaq Notification Regarding Stockholders’ Equity

UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) received a written notification from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company no longer meets the continued listing requirement of minimum stockholders’ equity for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A), because the Company’s stockholders’ equity as of June 30, 2022 was below the minimum stockholders’ equity requirement of US$10,000,000.

The Company was requested to submit a plan by November 2, 2022 to regain compliance, and if the plan is accepted, Nasdaq can grant an extension of up to 180 days to evidence compliance. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The Nasdaq Global Market. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market, subject to the Nasdaq Capital Market’s continued listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
Name:	Chaohui Chen
Title:	Director and Chief Executive Officer

Date: November 1, 2022

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